UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-TR

UNDER THE SECURITIES ACT OF 1933

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☑ Form C-TR: Termination of Reporting

Name of issuer
OWB Holdings Inc.

Legal status of issuer

    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    June 21, 2022

Physical address of issuer
1402 Grant Ave, San Francisco CA 94133

Website of issuer
www.otherwisebrewing.com

Current number of employees
4

Submission Contact Person Information

    Name
    Aaron Gervais

Phone Number
(415) 300-3487

Email Address
aaron@owbholdings.com

Notification Email Address
aaron@owbholdings.com

Signatories

Name
Aaron Gervais

Signature

Title
President

Email
aaron@owbholdings.com

Date
April 12, 2024